TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold's Greenstone Project: 96% Complete, Commissioning Underway

All dollar amounts shown in United States dollars unless otherwise noted

November 20, 2023 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) is pleased to provide an update on construction and commissioning progress at its Greenstone Project in Ontario, Canada. The Greenstone Project is being developed as a 60/40 partnership, respectively, by Equinox Gold and Orion Mine Finance Group, and will be one of the largest gold mines in Canada, with average annual gold production of more than 400,000 ounces over the first five years and more than five million ounces of gold produced over its initial 14-year mine life.

Greenstone Project construction progress is documented weekly in a photo gallery on Equinox Gold's website at www.equinoxgold.com and select photos are included in this news release.

Recent Highlights (at November 10, 2023 unless otherwise noted)

  Schedule - The Greenstone Project is 96% complete. Pre-commissioning1 activities are ongoing in most of the main process plant areas, including the crushing and grinding circuits, and wet commissioning1 is underway in select areas.
  Budget - The Greenstone Project remains on track for a total spend of $1,225 million. At September 30, 2023, $1,087 million (89%) of the budget had been spent (100% basis).
  Facilities completed - The realigned 4.7 km of Highway 11 was opened to traffic in August and the power plant was turned over to the operations team in September, both ahead of plan. The permanent effluent water treatment plant, truck shop, warehouse, sewage treatment plant, potable water treatment plant, pit and plant site fuel stations, reagent storage, site mixed emulsion (explosives) plant and natural gas pipeline to site were previously turned over and are all in operation.
  Construction progress - All major equipment is now on site and construction is 96% complete. The focus is on remaining electrical and instrumentation installations in the process plant. In October, the tailings storage facility ("TSF") was completed to planned elevation. Commissioning of the TSF is on track for December 2023.
  Commissioning - Pre-commissioning activities are ramping up in coordination with final construction activities, with systems checks underway at the crusher, ball mills, ore storage dome and high-pressure grinding rolls ("HPGR") areas. Wet commissioning has commenced at the leach tanks and in the crusher area.
  Pre-production mining - The third Epiroc Pit Viper 235 drill has been commissioned. Commissioning of CAT 793F haul trucks 9 and 10 is underway, and haul trucks 11 to 14 and the LeTourneau 1850 loader will be ready for service in early Q1 2024. More than 15 million tonnes of material has been moved to date and build-up of the ore stockpile is ahead of plan and on track to exceed the 800,000 tonnes start-up target.
  Operational readiness - Operational readiness activities and hiring are progressing in-line with plan. An update on Greenstone 2024 operating costs and production estimates will be reported in connection with the Company's annual production and cost guidance in Q1 2024.

Greg Smith, President & CEO of Equinox Gold, commented: "With the Greenstone Project 96% complete and the power plant fully operational, the priority is now on completion and commissioning of the process plant, commissioning of the TSF and ramp up of mining and operations. The project continues to advance on budget and on schedule. We look forward to pouring gold in the first half of 2024 and then achieving commercial production."

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

Greenstone Project Progress

Area	Progress to Date (at November 10, 2023 unless otherwise noted)
Total Overall Progress	Overall project 96% complete and on schedule to pour gold in the first half of 2024 - Detailed engineering complete - Procurement 92% complete - Construction 96% complete
Safety
  Continued strong health and safety performance with project-to-date Total Recordable Injury Frequency Rate[2] at October 27, 2023 of 3.72 per million hours worked
  5.3 million hours worked with one lost-time injury

Budget
  Project remains on budget. At September 30, 2023:

- 89% of total cost spent ($1,087 million)

- All purchase orders and construction contracts for project completion in place

- Inflationary pressures have been mitigated through favourable exchange rates and offsetting savings opportunities, or absorbed through the $177 million contingency included in the construction budget

Process Plant
  Process plant construction 96% complete
  All major equipment installations including the ball mills, HPGR and conveyors are complete, with final work on piping and electrical underway
  Demobilization of structural and mechanical contractors has commenced
  Full process plant commissioning team and plans in place
  All electrical rooms are energized
  Pre-commissioning activities are ongoing in most of the main process plant areas, including the crushing and grinding circuits
  Wet commissioning of the leach tanks and crushing circuit has commenced
  Compressed air and gland water distribution have been commissioned to support commissioning activities in other areas

Tailings Facility and Water Management
  TSF complete to the planned start-up elevation of 340 metres
  Construction of the spillway and pipe corridor extension is nearing completion
  Upstream buttress complete, downstream buttress will be complete by year end
  All TSF construction required for commissioning is complete and commissioning is on track for December 2023

Site Infrastructure
  Truck shop, warehouse, administration office, pit and plant site fuel stations, sewage treatment plant, potable water treatment plant, site mixed emulsion (explosives) plant, and reagent cold storage building complete and operational
  On-site power plant fully operational and providing power to all site infrastructure

Mobile Equipment and Mining
  Mine pre-production activities operating 24/7 and on plan, with more than 15 million tonnes of material moved to date
  Ten CAT 793F trucks, two Epiroc D65 drills, three Epiroc Pit Viper 235 drills, two Komatsu PC5500 shovels and four Komatsu D375A-8 bulldozers in service
  Mining of ore for the commissioning stockpile is ahead of plan and on track to exceed the 800,000 tonnes planned for start-up, with 630,000 tonnes stockpiled at November 16

Operational Readiness
  Plant operational readiness activities including hiring, procedures development, systems implementation, procurement activities, and training are on plan
  100% of capital spares and operating spares purchased, deliveries in progress

Workforce
  All key operations positions are filled
  More than 290 operations personnel hired to date, with 30% of personnel self-identified as having Indigenous ancestry
  Demobilization of contractor workforce underway

Infrastructure Repositioning
  Highway 11 relocation completed ahead of schedule and opened to traffic in August
  Foundation for the Hydro One Geraldton Operating Centre is complete and building erection is underway
  Planning for the Hydro One substation relocation in 2024 underway; all long lead equipment has been purchased, with many items delivered or ready for delivery

Remaining Project Milestones

Remaining milestones to achieve production include:

  Tailing storage facility complete and ready for use: December 2023
  Process plant hot commissioning1: Q1-Q2 2024
  Gold pour: H1 2024

Equinox Gold Contacts

Greg Smith, President & CEO

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

__________________________

1 Pre-commissioning is the completion of the construction phase for each equipment and system, including the completion of all inspection test plans, confirmation of all motors and rotations, and confirmation of all signals from equipment and instruments to the control systems. Wet commissioning includes a dry run of equipment, running motors, vibration and temperature monitoring, loop tests, and testing of safety devices, interlocks and speed control. Hot commissioning follows wet commissioning with the introduction of reagents and ore.

2 Total Recordable Injury Frequency Rate is the total number of injuries excluding those requiring simple first aid treatment.

Construction Photos

Plant site

Pit and plant site

Primary and secondary crushers

High pressure grinding rolls (HPGR) building

Ball mills and screens

Pre-leach thickener, process plant and conveyors

Cautionary Notes

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements and forward-looking information in this news release relate to, among other things: the Company’s ability to successfully advance construction and achieve production at Greenstone; the Company’s expectations regarding construction timelines and costs for Greenstone, including its ability to manage inflationary pressures; and the Company’s expectations for the operation of Greenstone, including production capabilities and future financial or operating performance. Forward-looking statements or information generally identified by the use of the words “will”, “advance”, “progress”, “on track”, “on schedule”, “on budget”, “on plan”, “achieve”, “remain”, “plan”, “continue”, “expect”, and similar expressions and phrases or statements that certain actions, events or results “could”, “would” or “should”, or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include: construction and development at Greenstone being completed and performed in accordance with current expectations, including estimated capital costs; prices for energy inputs, labour, materials, supplies and services, and the impact of inflation on the same, remaining as expected; the timely delivery and commissioning of equipment; availability of funds for the Company’s projects and future cash requirements; capital, decommissioning and reclamation estimates; Greenstone Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; the ability to realize cost savings through leasing of mobile equipment; prices for gold remaining as estimated; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development, commissioning, and production; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company’s ability to work effectively with its joint venture partner; successful relationships between the Company and its Indigenous partners at Greenstone; and the Company’s ability to comply with environmental, health and safety laws. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous partners; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; the ability of Equinox Gold to work productively with its joint venture partner and Indigenous partners at Greenstone; legal restrictions relating to mining; increased competition in the mining industry; and those factors identified in the section titled “Risks and Uncertainties” in Equinox Gold’s MD&A dated February 21, 2023 for the year ended December 31, 2022 and in the section titled “Risks Related to the Business” in Equinox Gold’s most recently filed Annual Information Form, both of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management’s views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that Equinox Gold will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.